FORM C Electronic Signature on Behalf of Company Legal Name

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Company Legal Name

TIN: 82-3548925

LITTLE BEAR LLC

Fiscal Year End (mm/dd) 12/18

By:

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

CHRISTOPHER GREER

Print Name

CEO

Signature

CEO

6.25.2018

Date

Financial Certification

I, CHRIS GREER , certify that:

1) The financial statements of LITTLE BEAR LLC included in this Form are true and complete in all material respects; and
2) The tax return information of LITTLE BEAR LLC included in this Form reflects accurately the information reported on the tax return for LITTLE BEAR LLC filed for the fiscal year ended 12/31/2017

_____
Signature
CEO

PRINCIPAL FINANCIAL OFFICER/TREASURER

CHRISTOPHER GREER
Print Name
Principal Financial Officer/Treasurer

_____
Signature
Principal Financial Officer/Treasurer

6/27/18
Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

CHRISTOPHER GREER
Print Name
Principal Accounting Officer/Comptroller

_____
Signature
Principal Accounting Officer/Comptroller

6/27/18
Date